UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-21319

AUTHORIZE.NET HOLDINGS, INC.

(Exact name of registrant as specified in its charter)
293 Boston Post Road West
Marlborough, Massachusetts 01752
(508) 229-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Rule 12g-4(a)(1)(i) was amended in April 2007, but the Form 15 was not changed. The proper termination of registration section under which the registrant is terminating registration is Rule 12g-4(a)(1).
     Approximate number of holders of record as of the certification or notice date: One.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Authorize.Net Holdings, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 1, 2007	Authorize.Net Holdings, Inc.
/s/ Eugene J. DiDonato
By: Eugene J. DiDonato
Vice President and General Counsel